

October 6, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

      Re: Lennar Corporation
            Form 10-K for Fiscal Year Ended November 30, 2015
            Filed January 22, 2016
            File No. 1-11749

Dear Mr. Gross:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief
                        Office of Manufacturing and
                        Construction